JOHN HANCOCK VARIABLE INSURANCE TRUST

200 Berkeley Street

Boston, MA 02116

July 31, 2020

VIA EDGAR

Division of Investment Management U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Attn: Sonny Oh

Re:	John Hancock Variable Insurance Trust (the “Trust”) – File No. 333-239598

Acceleration Request for Registration Statement on Form N-14

Dear Mr. Oh:

The Trust has filed a registration statement on Form N-14 on July 1, 2020 and a subsequent pre-effective amendment thereto on July 31, 2020 (collectively, the “Registration Statement”) relating to the registration of Series I shares of John Hancock Global Trust, a series of the Trust (the “Fund”), in connection with the reorganization of John Hancock Global Equity Trust, also a series of the Trust. The Trust received comments regarding the Registration Statement from the accounting staff of the Securities and Exchange Commission (the “SEC”) on July 23, 2020, and from the disclosure staff of the SEC on July 27, 2020, and filed a formal response letter on July 30, 2020. The Trust hereby requests acceleration of the effectiveness of the Registration Statement for 3 p.m. Eastern time on July 31, 2020.

In support of its request for acceleration, the Trust acknowledges that:

1.        Should the SEC or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the SEC with respect to the filing;

2.        The action of the SEC or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Trust of responsibility for the adequacy and accuracy of the filing; and

3.        The Trust will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

* * * * *

Thank you for your prompt attention to these matters. If you have any questions, please contact the undersigned at (617) 663-2166 or bseel@jhancock.com or Abigail Hemnes of K&L Gates at (617) 951-9053 or Abigail.Hemnes@klgates.com.

Sincerely,

John Hancock Variable Insurance Trust
By:	/s/ Betsy Anne Seel
Betsy Anne Seel
Assistant Secretary of the Trust

JOHN HANCOCK DISTRIBUTORS, LLC

200 Berkeley Street

Boston, MA 02116

July 31, 2020

VIA EDGAR

Division of Investment Management U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Attn: Sonny Oh

Re:	John Hancock Variable Insurance Trust (the “Trust”) – File No. 333-239598

Acceleration Request for Registration Statement on Form N-14

Dear Mr. Oh:

The undersigned, as underwriter of the Trust, hereby joins in the request of the Trust that the effective date of its registration statement on Form N-14 be accelerated to July 31, 2020.

Sincerely,
John Hancock Distributors, LLC
By:	/s/ Jeff Long
Jeff Long
Chief Financial Officer